                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                  --------------------------------------------
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                      ----
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                                David J. Heymann
                               Post & Heymann, LLP
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 681-3636
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(continued on next page(s))                                         Page 1 of 11

CUSIP NO.  None                        13D                          Page 2 of 11
           ----


--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               WIN Partner Interest, LLC
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group *

                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only



--------------------------------------------------------------------------------
4.  Sources of Funds *


                         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                                          [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization


                   Delaware
--------------------------------------------------------------------------------
Number         7.  Sole Voting Power            27.35
of                 -------------------------------------------------------------
Shares         8.  Shared Voting Power          - 0 -
Beneficially       -------------------------------------------------------------
Owned by Each  9.  Sole Dispositive Power       27.35
Reporting          -------------------------------------------------------------
Person With   10.  Shared Dispositive Power     - 0 -
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person


     27.35 Units
--------------------------------------------------------------------------------

CUSIP NO.  None                        13D                          Page 3 of 11
           ----


--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                                          [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)


     5.947%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*


     OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  None                        13D                          Page 4 of 11
           ----


--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Bronco L.L.C.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group *

                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only



--------------------------------------------------------------------------------
4.  Sources of Funds *


                         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                                          [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization


                   Delaware
--------------------------------------------------------------------------------
Number         7.  Sole Voting Power             1.645
of                 -------------------------------------------------------------
Shares         8.  Shared Voting Power               0
Beneficially       -------------------------------------------------------------
Owned by Each  9.  Sole Dispositive Power        1.645
Reporting          -------------------------------------------------------------
Person With   10.  Shared Dispositive Power          0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person


     1.645 Units
--------------------------------------------------------------------------------

CUSIP NO.  None                        13D                          Page 5 of 11
           ----


--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                                          [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)


     0.358%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*


     OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  None                        13D                          Page 6 of 11
           ----


--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Cabo Associates LLC
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group *

                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only



--------------------------------------------------------------------------------
4.  Sources of Funds *


                         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                                          [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization


                   Delaware
--------------------------------------------------------------------------------
Number         7.  Sole Voting Power            0.105
of                 -------------------------------------------------------------
Shares         8.  Shared Voting Power              0
Beneficially       -------------------------------------------------------------
Owned by Each  9.  Sole Dispositive Power       0.105
Reporting          -------------------------------------------------------------
Person With   10.  Shared Dispositive Power         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person


     0.105 Units
--------------------------------------------------------------------------------

CUSIP NO.  None                        13D                          Page 7 of 11
           ----

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                                          [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)


     .023%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*


     OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to limited partnership units ("Units") of 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer is located at 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142.

         Item 2.  Identity and Background.

         (a) This statement is being filed by each of WIN Partner Interest, LLC, a Delaware limited liability company ("WIN"), Bronco L.L.C., a Delaware limited liability company ("Bronco"), and Cabo Associates, LLC, a Delaware limited liability company ("Cabo"). The manager or each of WIN and Cabo is WIN Manger Corp., a Delaware corporation ("Manager"). The manger of Bronco is Kronus Property III, Inc., a Delaware corporation ("Kronus").

         (b) The principal business address of each of WIN and Cabo is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. The principal business address of Bronco is 1301 Avenue of the Americas, New York, New York 10036.

         (c) The principal business of WIN, Bronco and Cabo is investing in limited partnership units for their own account. The principal business of Manager and Kronus is to act as a manager, managing member or general partner of various limited liability companies and limited partnerships.

         (d) and (e) During the last five years, neither WIN, Bronco, Cabo, Kronus nor Manager, or any of their respective executive officers, directors or members has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds of Other Consideration.

         The Units purchased by each of WIN, Bronco and Cabo were pursuant to private transactions. The source of the funds needed to acquire the Units were provided from the respective filers working capital. The Units have been purchased at various times over the past three years at prices ranging from $15,000 to $32,000 per unit.

         Item 4.  Purpose of Transaction.

         Each of WIN, Cabo and Bronco acquired the Units with a view towards making a profit. Each of WIN, Cabo and Bronco reserves the right to and expects to continue to acquire Units through privately negotiated secondary market transactions. Any such acquisitions may be at prices higher or lower than those previously paid by the filers. At present, none of WIN, Cabo and Bronco has any intention to (i) dispose of a significant amount of its Units, (ii) propose any extraordinary transaction such as a merger, reorganization or liquidation of the Issuer, or a sale of a material amount of the Issuer's assets, (iii) propose a change in the management of the Issuer, (iv) propose a change in the capitalization of the Issuer, or (v) propose any other material change to the current structure and operation of the Issuer.

         Item 5.  Interest of Securities of the Issuer.

         (a) WIN owns 27.35 Units representing approximately 5.947% of the total outstanding Units. Bronco owns 1.645 Units representing approximately 0.358% of the total outstanding Units. Cabo owns 0.105 Units representing approximately 0.023% of the total outstanding Units. WIN and Cabo are ultimately both controlled by Manager. As a result, Manager may be deemed to beneficially own the Units owned by WIN and Bronco. WIN, Bronco and Cabo own in the aggregate
29.1 Units or approximately 6.326% of the total Units outstanding.

         (b) WIN has the sole power to vote and dispose of 27.35 Units. Bronco has the sole power to vote and dispose of approximately 1.645 Units. Cabo has the sole power to vote and dispose of .105 Units.

         (c) WIN acquired 24.1 Units during the past 60 days for a purchase price of $15,000 per Unit. The Units were acquired from non-affiliated third parties in a privately negotiated transaction

         (d) Not applicable

         (e) Not applicable

         Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

         WIN, Bronco and Cabo are affiliates and as such, it is expected that they will vote their Units consistent with each other. Further, WIN, Bronco and Cabo are affiliates of the general partner of the Issuer.

         Item 7.  Materials to be Filed as Exhibits.

         None

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2000            WIN PARTNER INTEREST, LLC

                                    By:  WIN Manager Corp.
                                         manager


                                         By  /s/ Peter Braverman
                                           -----------------------------
                                             Peter Braverman
                                             Executive Vice President


                                    BRONCO L.L.C.

                                    By:  Kronus Property III, Inc.
                                         manager


                                         By  /s/ Peter Braverman
                                           -----------------------------
                                             Peter Braverman
                                             Vice President


                                    CABO ASSOCIATES, LLC

                                    By:  WIN Manager Corp.
                                         manager


                                         By  /s/ Peter Braverman
                                           -----------------------------
                                             Peter Braverman
                                             Executive Vice President